Exhibit 12.2

Alestra, S. de R. L. de C. V.

Computation Pro forma Ratio of Earnings to Fixed Charges

(Expressed in millions of Mexican Pesos in purchasing power as of June 30, 2003)

	For the year ended December 31, 2002					For the period ended June 30, 2003
	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
Fixed charges under Mexican GAAP:
Interest expense	Ps. 829	Ps. 829	Ps. 829	Ps. 829	Ps. 829	Ps. 449	Ps. 449	Ps. 449	Ps. 449	Ps. 449
Estimated net decrease in interest expense for refinancing	(431)	(408)	(457)	(418)	(419)	(225)	(213)	(239)	(218)	(219)
Rental expense representative of interest	22	22	22	22	22	11	11	11	11	11

Total fixed charges under Mexican GAAP	420	443	394	433	432	235	247	221	242	241

Total adjusted earnings available for payment of fixed charges (1)(2)	(566)	(566)	(566)	(566)	(566)	124	124	124	124	124
Ratio of earnings to fixed charges under Mexican GAAP (3)	—	—	—	—	—	—	—	—	—	—
Fixed charges under US GAAP:
Interest expense	Ps. 829	Ps. 829	Ps. 829	Ps. 829	Ps. 829	Ps. 449	Ps. 449	Ps. 449	Ps. 449	Ps. 449
Estimated net decrease in interest expense for refinancing	(626)	(659)	(729)	(595)	(599)	(331)	(349)	(386)	(313)	(319)
Rental expense representative of interest	22	22	22	22	22	11	11	11	11	11

Total fixed charges under US GAAP	225	192	122	256	252	129	111	74	147	141

Total adjusted earnings available for payment of fixed charges, after taking into account adjustments in accordance with US GAAP (4)	(470)	(470)	(470)	(470)	(470)	174	174	174	174	174
Ratio of earnings to fixed charges with adjustments to accord with US GAAP (5)	—	—	—	—	—	1.3	1.6	2.4	1.2	1.2

(1)	For the year ended December 31, 2002, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 986, Ps. 1,009, Ps. 960, Ps. 999 and Ps. 998 in scenario 1, 2, 3, 4 and 5, respectively.
(2)	For the period ended June 30, 2003, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 111, Ps. 123, Ps. 97, Ps. 118 and Ps. 117 in scenario 1, 2, 3, 4 and 5, respectively.
(3)	The ratio coverage under pro forma basis was less than 1.1 for Mexican GAAP.
(4)	For the year ended December 31, 2002, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 695, Ps. 662, Ps. 592, Ps. 726 and Ps. 722 in scenario 1, 2, 3, 4 and 5, respectively.
(5)	The ratio coverage on a pro forma basis was less than 1.1 for US GAAP at December 31, 2002.

Scenario 1 assumes that 90% of the holders of each series of the existing notes elect to participate in the offers and therefore the interest rate on the new notes is 8%. Scenario 2 assumes that 95% of the holders of each series of the existing notes elect to participate in the offers and therefore the interest rate on the new notes is 9%. Scenario 3 assumes that the U.S. prepackaged plan is confirmed and therefore the interest rate on the new notes is 8% and no existing notes remain outstanding. Scenario 4 assumes that 85% of the holders of each series of the existing notes elect to participate in the offers and therefore the interest rate on the new notes is 8%. Scenario 5 assumes that 85.6% of the holders of each series of the existing notes, including 87% of the principal amount of the 12 1/8% Senior Notes due 2006 and 84.3% of the principal amount of the 12 5/8% Senior Notes due 2009, elect to participate in the offers and therefore the interest rate on the new notes is 8%.